Exhibit 99.1

Interim Consolidated Financial Statements

(in thousands of United States dollars)

THERATECHNOLOGIES INC.

Three- and six-month periods ended

May 31, 2021 and 2020

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(Unaudited)

(in thousands of United States dollars)

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(Unaudited)

As at May 31, 2021 and November 30, 2020

(in thousands of United States dollars)

	Note	May 31, 2021	November 30, 2020
		$	$
Assets

Current assets
Cash		38,235	12,737
Bonds and money market funds		18,479	8,031
Trade and other receivables		10,352	12,430
Tax credits and grants receivable		475	755
Inventories		28,578	25,145
Prepaid expenses and deposits		5,524	5,189
Derivative financial assets		796	520

Total current assets		102,439	64,807

Non-current assets
Property and equipment		800	865
Right-of-use assets		2,424	2,618
Intangible assets		22,978	24,529
Other assets		4,882	7,323

Total non-current assets		31,084	35,335

Total assets		133,523	100,142

Liabilities

Current liabilities
Accounts payable and accrued liabilities		33,180	34,815
Provisions	5	3,991	1,947
Other obligations	6	4,863	4,666
Current portion of lease liabilities	8	471	425
Income taxes payable		22	16
Deferred revenue		28	50

Total current liabilities		42,555	41,919

Non-current liabilities
Convertible unsecured senior notes	7	53,291	52,403
Lease liabilities	8	2,447	2,555
Other liabilities		68	41

Total non-current liabilities		55,806	54,999

Total liabilities		98,361	96,918

Equity
Share capital and warrants	9	335,011	287,312
Equity component of convertible unsecured senior notes		4,457	4,457
Contributed surplus		12,336	12,065
Deficit		(315,833)	(300,129)
Accumulated other comprehensive loss		(809)	(481)

Total equity		35,162	3,224

Subsequent event	14

Total liabilities and equity		133,523	100,142

The accompanying notes are an integral part of these consolidated financial statements.

(1)

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars, except per share amounts)

			For the three-month periods ended May 31,		For the six-month periods ended May 31,

	Note		2021	2020	2021	2020
			$	$	$	$
Revenue	3		17,787	17,162	33,217	32,881

Operating expenses
Cost of sales
Cost of goods sold			4,714	5,769	8,904	11,169
Other production-related costs			-	391	-	531
Amortization of other assets			1,220	1,220	2,441	2,441
Research and development expenses
(net of tax credits of $64 (2020 – nil))			6,417	3,622	11,300	7,041
Selling expenses			6,901	6,941	13,059	13,302
General and administrative expenses			3,884	3,706	7,446	6,276

Total operating expenses			23,136	21,649	43,150	40,760

Loss from operating activities			(5,349)	(4,487)	(9,933)	(7,879)

Finance income	4		432	80	481	246
Finance costs	4		(1,455)	(1,399)	(2,836)	(2,717)

			(1,023)	(1,319)	(2,355)	(2,471)

Loss before income taxes			(6,372)	(5,806)	(12,288)	(10,350)

Income taxes			20	-	26	-

Net loss			(6,392)	(5,806)	(12,314)	(10,350)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future:
Net change in fair value of FVOCI financial assets, net of tax			(59)	9	(61)	19
Exchange differences on translation of foreign operations			(165)	(42)	(267)	(44)

			(224)	(33)	(328)	(25)

Total comprehensive loss			(6,616)	(5,839)	(12,642)	(10,375)

Basic and diluted loss	9	(e)	(0.07)	(0.08)	(0.14)	(0.13)

The accompanying notes are an integral part of these consolidated financial statements.

(2)

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(Unaudited)

For the six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars, except per share amounts)

			For the six-month period ended May 31, 2021

	Note		Share capital and warrants
			Number of shares	Amount	Equity component of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
				$	$	$	$	$	$

Balance as at November 30, 2020			77,013,411	287,312	4,457	12,065	(300,129)	(481)	3,224

Total comprehensive loss
Net loss			-	-	-	-	(12,314)	-	(12,314)
Other comprehensive income:			-	-	-	-	-	-	-
Net change in fair value of FVOCI financial assets, net of tax			-	-	-	-	-	(61)	(61)
Exchange differences on translation of foreign operation			-	-	-	-	-	(267)	(267)

Total comprehensive loss			-	-	-	-	(12,314)	(328)	(12,642)

Transactions with owners, recorded directly in equity
Public issue of common shares and warrants	9	(a)	16,727,900	46,002	-	-	-	-	46,002
Share issue costs			-	-	-	-	(3,390)	-	(3,390)
Exercise of warrants			197,400	628	-	-	-	-	628
Share issue – Oncology	9	(b)	481,928	668	-	(668)	-	-	-
Share-based compensation plan:
Share-based compensation for stock option plan	9	(c)	-	-	-	1,099	-	-	1,099
Exercise of stock options:
Monetary consideration	9	(c)	400,000	241	-	-	-	-	241
Attributed value			-	160	-	(160)	-	-	-

Total contributions by owners			17,807,228	47,699	-	271	(3,390)	-	44,580

Balance as at May 31, 2021			94,820,639	335,011	4,457	12,336	(315,833)	(809)	35,162

			For the six-month period ended May 31, 2020

			Share capital and warrants
			Number of shares	Amount	Equity component of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
				$	$	$	$	$	$

Balance as at November 30, 2019			76,953,411	287,035	4,457	10,783	(277,462)	21	24,834

Total comprehensive loss
Net loss			-	-	-	-	(10,350)	-	(10,350)
Other comprehensive income:
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax			-	-	-	-	-	19	19
Exchange differences on translation of foreign operation			-	-	-	-	-	(44)	(44)

Total comprehensive loss			-	-	-	-	(10,350)	(25)	(10,375)

Transactions with owners, recorded directly in equity
Share based compensation plan:
Share based compensation for stock option plan			-	-	-	818	-	-	818
Exercise of stock options:
Monetary consideration			60,000	145	-	-	-	-	145
Attributed value			-	132	-	(132)	-	-	-

Total contributions by owners			60,000	277	-	686	-	-	963

Balance as at May 31, 2020			77,013,411	287,312	4,457	11,469	(287,812)	(4)	15,422

The accompanying notes are an integral part of these consolidated financial statements.

(3)

THERATECHNOLOGIES INC.

Interim Consolidated Statement of Cash Flows

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

			For the three-month periods ended May 31,		For the six-month periods ended May 31,

	Note		2021 $	2020 $	2021 $	2020 $

Cash flows from (used in)

Operating activities
Net loss			(6,392)	(5,806)	(12,314)	(10,350)
Adjustments for:
Depreciation of property and equipment			57	61	113	121
Amortization of intangible assets and other assets			2,015	1,939	4,031	3,800
Amortization of right-of-use assets			113	109	226	218
Share-based compensation for stock option plan and stock appreciation rights			548	454	1,126	819
Write-down of inventories			-	391	-	394
Change in fair value of derivative financial assets			(34)	102	(224)	249
Change in fair value of liability related to deferred stock unit plan			35	(95)	223	(240)
Interest on convertible unsecured senior notes			833	842	1,635	1,644
Interest income			(54)	(80)	(79)	(246)
Foreign exchange			(541)	23	(634)	36
Accretion expense			608	521	1,189	1,023

			(2,812)	(1,539)	(4,708)	(2,532)

Change in operating assets and liabilities
Trade and other receivables			451	(2,301)	2,100	(2,071)
Tax credit and grants receivable			(8)	-	317	-
Inventories			(1,187)	(4,424)	(3,335)	(4,168)
Prepaid expenses and deposits			320	(31)	(330)	669
Accounts payable and accrued liabilities			1,968	5,040	(2,016)	(351)
Income taxes payable			-	-	6	-
Provisions			574	164	2,044	570
Deferred revenue			(22)	(9)	(22)	(42)

			2,096	(1,561)	(1,236)	(5,393)

Cash flows used in operating activities			(716)	(3,100)	(5,944)	(7,925)

Financing activities
Proceeds from issue of common shares and warrants	9	(a)	-	-	46,002	-
Share issue costs	9	(a)	(305)	-	(3,358)	-
Proceeds from exercise of stock options			211	145	241	145
Proceeds from exercise of warrants			628	-	628	-
Payments of lease liabilities			(160)	(135)	(318)	(276)
Interest paid on convertible unsecured senior notes			-	-	(1,653)	(1,653)

Cash flows from (used in) financing activities			374	10	41,542	(1,784)

Investing activities
Acquisition of bonds and money market funds			(10,432)	(21)	(10,434)	(51)
Proceeds from sale of bonds and money market funds			203	859	640	2,258
Interest received			(352)	107	(320)	298
Acquisition of intangible assets			(39)	-	(39)	-
Acquisition of derivative financial assets			-	(17)	-	(17)
Acquisition of property and equipment			(19)	(10)	(46)	(13)

Cash flows from (used in) investing activities			(10,639)	918	(10,199)	2,475

Net change in cash			(10,981)	(2,172)	25,399	(7,234)

Cash, beginning of period			49,116	23,600	12,737	28,661

Effect of foreign exchange on cash			100	12	99	13

Cash, end of period			38,235	21,440	38,235	21,440

Supplemental cash flow disclosures	10

The accompanying notes are an integral part of these consolidated financial statements.

(4)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8.

1	Basis of preparation

a)	Accounting framework

These unaudited interim consolidated financial statements (interim financial statements), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2020 and the notes thereto.

These interim consolidated financial statements have been authorized for issue by the Company’s Audit Committee on July 14, 2021.

b)	Basis of measurement

The Company’s interim consolidated financial statements have been prepared on going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value. Effective December 1, 2019, lease liabilities are measured at the present value of lease payments not paid at commencement date. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 12.

(5)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

c)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2020.

d)	Functional and presentation currency

The Company’s functional currency is the United States dollar (USD).

All financial information presented in USD has been rounded to the nearest thousand.

2	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2020 have been applied consistently in the preparation of these interim financial statements.

3	Revenue

Net sales by product were as follows:

	For the three-month periods ended May 31,

	2021 $	2020 $

EGRIFTA® and EGRIFTA SVTM net sales	10,344	9,269
Trogarzo® net sales	7,443	7,893

	17,787	17,162

(6)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

	For the six-month periods ended May 31,

	2021 $	2020 $

EGRIFTA® and EGRIFTA SVTM net sales	19,032	17,784
Trogarzo® net sales	14,185	15,097

	33,217	32,881

Net sales by geography were as follows:

	For the three-month periods ended May 31,

	2021 $	2020 $

Canada	148	122
United States	16,893	17,040
Europe	746	-

	17,787	17,162

	For the six-month periods ended May 31,

	2021 $	2020 $

Canada	287	231
United States	31,469	32,650
Europe	1,461	-

	33,217	32,881

(7)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

4	Finance income and finance costs

	Note	For the three-month periods ended May 31,

		2021 $	2020 $

Net foreign currency gain		378	-
Interest income		54	80

Finance income		432	80

Accretion expense	6, 7, 8	(608)	(521)
Interest on convertible unsecured senior notes		(833)	(842)
Bank charges		(13)	(16)
Net foreign currency loss		-	(13)
Loss on financial instruments carried at fair value		(1)	(7)

Finance costs		(1,455)	(1,399)

Net finance costs recognized in net profit or loss		(1,023)	(1,319)

	Note	For the six-month periods ended May 31,

		2021 $	2020 $

Net foreign currency gain		402	-
Interest income		79	246

Finance income		481	246

Accretion expense	6, 7, 8	(1,189)	(1,023)
Interest on convertible unsecured senior notes		(1,635)	(1,644)
Bank charges		(13)	(16)
Net foreign currency loss		-	(25)
Gain (loss) on financial instruments carried at fair value		1	(9)

Finance costs		(2,836)	(2,717)

Net finance costs recognized in net profit or loss		(2,355)	(2,471)

(8)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

5	Provisions

	Chargebacks and rebates $	Returns $	Other $	Total $

Balance as at November 30, 2019	2,182	247	55	2,484

Provisions made	10,314	948	2,973	14,235
Provisions used	(10,818)	(935)	(3,019)	(14,772)

Balance as at November 30, 2020	1,678	260	9	1,947

Provisions made	4,634	293	1,660	6,587
Provisions used	(3,931)	(206)	(406)	(4,543)

Balance as at May 31, 2021	2,381	347	1,263	3,991

6	Other obligations

The movement in the other obligations is as follows:

	Commercialization rights – Trogarzo® North American Territory $	Commercialization rights – Trogarzo® European Territory $	Total $

Balance as at November 30, 2019	3,417	4,570	7,987

Payment	(3,500)	-	(3,500)
Accretion expense	83	96	179

Balance as at November 30, 2020	-	4,666	4,666

Accretion expense	-	197	197

Balance as at May 31, 2021, all current	-	4,863	4,863

(9)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

7	Convertible unsecured senior notes

The movement in the carrying value of the convertible unsecured senior notes is as follows:

$

Convertible unsecured senior notes as at November 30, 2019	50,741

Accretion expense	1,662

Convertible unsecured senior notes as at November 30, 2020	52,403

Accretion expense	888

Convertible unsecured senior notes as at May 31, 2021	53,291

8	Lease liabilities

Carrying value $

Balance as at December 1, 2019	3,192

Accretion expense	215
Lease payments	(568)
Effect on change in exchange rates	141

Balance as at November 30, 2020	2,980

Accretion expense	104
Lease payments	(318)
Effect on change in exchange rates	152

Balance as at May 31, 2021	2,918

Current portion	471

Non-current portion	2,447

(10)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

9	Share capital and warrants

a)	Public offering

On January 19, 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units at a price of $2.75 per unit for a gross cash consideration of $46,002, including the full exercise of the over-allotment option.

Each unit comprises one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a Warrant) and is classified in Share Capital and Warrants within equity. As at May 31, 2021, 197,400 Warrants were exercised and there were 8,166,550 Warrants outstanding. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of US$3.18 at any time until January 19, 2024.

b)	Milestone oncology

In March 2021, the Company issued 481,928 common shares under the terms of the acquisition agreement entered into with all of the shareholders of Katana Biopharma Inc. (Katana) for Katana’s in-licensed oncology platform. The purchase price for the oncology platform provided for share-based consideration to be issued upon attainment of two milestones. The first milestone consisted in initiating a Phase 1 clinical trial evaluating TH1902 for the treatment of sortilin positive solid tumors. This milestone was achieved in March 2021. The estimated fair value of the share-based consideration of $668 initially recorded in contributed surplus on the date of the acquisition was reclassified to share capital in the second quarter.

c)	Stock option plan

The Company has established a stock option plan (Plan) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 7,700,000 options can be granted under the Plan. Generally, the options vest at the grant date or over a period of up to three years. As at May 31, 2021, 3,888,536 options could still be granted by the Company (2020 – 1,172,697) under the Plan.

All options are to be settled by the physical delivery of common shares.

(11)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

Changes in the number of options outstanding during the past two years were as follows:

	Weighted average exercise price per option

	Number of options	CAD	USD

Options exercisable in CA$

Options as at November 30, 2019 – CA$	2,415,784	$3.93	$2.96
Granted – CA$	1,077,721	3.06	2.25
Forfeited – CA$	(130,146)	5.08	3.63
Exercised (share price: CA$3.77 (US$2.68))	(60,000)	3.38	2.40

Options outstanding as at May 31, 2020 – CA$	3,303,359	3.61	2.62

Options as at November 30, 2020 – CA$	3,203,693	3.59	2.76
Granted – CA$	1,019,331	3.93	3.09
Forfeited – CA$	(17,732)	3.59	2.80
Exercised (share price: CA$4.07 (US$3.27))	(400,000)	0.75	0.60

Options outstanding as at May 31, 2021 – CA$	3,805,292	$3.98	$3.30

Options exercisable as at May 31, 2021 – CA$	2,164,924	$4.17	$3.45

Options exercisable in US$

Options as at November 30, 2020 – US$	12,500	-	2.35
Granted – US$	81,093	-	3.10

Options outstanding as at May 31, 2021 – US$	93,593	-	3.00

Options exercisable as at May 31, 2021 – US$	-	-	-

During the six-month period ended May 31, 2021, $1,099 (2020 – $818) was recorded as share-based compensation expense for the Plan. The fair value of options granted during the period was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	2021	2020

Options exercisable in CA$

Risk-free interest rate	1.36%	0.95%
Expected volatility	71%	70%
Average option life in years	8.5 years	8.5 years
Grant-date share price	$3.10 (CA$3.93)	$2.22 (CA$3.06)
Option exercise price	$3.10 (CA$3.93)	$2.22 (CA$3.06)

(12)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

2021

Options exercisable in US$

Risk-free interest rate	1.40%
Expected volatility	73%
Average option life in years	8.5 years
Grant-date share price	$3.10
Option exercise price	$3.10

The risk-free interest rate is based on the implied yield on a Canadian government or U.S. zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the following periods:

	Number of options	Weighted average grant date fair value

Options exercisable in CA$

For the three and six-month periods ended May 31, 2021	1,019,331	$2.41 (CA$2.72)
For the six-month period ended May 31, 2020	1,077,721	$1.51 (CA$2.08)
For the three-month period ended May 31, 2020	499,921	$1.30 (CA$1.79)

	Number of options	Weighted average grant date fair value

Options exercisable in US$

For the three and six-month periods ended May 31, 2021	81,093	$2.19

There were no options granted in CA$ and US$ for the three-month period ended May 31, 2021. The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

(13)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

d)	Stock appreciation rights (SARs)

On October 4, 2018, the Company’s Board of Directors approved a SARs plan for its consultants that entitles the grantee to a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The exercise date of an SAR may not be later than 10 years after the grant date. Generally, the SARs vest over a period of three years.

During the six-month period ended May 31, 2021, $27 (2020 – $1) was recorded as share-based compensation expense for the SARs plan. Since these awards will be cash-settled, the fair value of SARs granted is estimated at each reporting period using the Black-Scholes model and the following weighted average assumptions. No SARs were granted during the six-month period ended May 31, 2021.

Measurement date as at May 31, 2021

Risk-free interest rate	1.49%
Expected volatility	65%
Average option life in years	5.7 years
Period-end share price	$3.54 (CA$4.28)
SAR exercise price	$3.54 (CA$4.28)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the SAR. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the SARs is estimated taking into consideration the vesting period at the grant date, the life of the SARs and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

e)	Loss per share

For the three and six-month periods May 31, 2021 and 2020, the weighted average number of common shares outstanding was calculated as follows:

	For the three-month periods ended May 31,
	2021	2020

Issued common shares as at March 1	93,841,311	76,953,411
Effect of share options exercised	153,261	32,366
Effect of public issue of common shares	366,684	-
Effect of broker warrants	140,252	-

Weighted average number of common shares, basic and diluted	94,501,508	76,985,777

(14)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

	For the six-month periods ended May 31,
	2021	2020

Issued common shares as at December 1	77,013,411	76,953,411
Effect of share options exercised	157,143	16,448
Effect of public issue of common shares	12,409,592	-
Effect of broker warrants	70,897	-

Weighted average number of common shares, basic and diluted	89,651,043	76,969,859

For the six-month period ended May 31, 2021, 3,898,885 (2020 – 3,303,359) share options, 8,166,550 Warrants and 3,872,053 common shares potentially issuable from the conversion of the $57,500 aggregate principal amount of notes, that may potentially dilute loss per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

10	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	May 31, 2021 $	May 31, 2020 $

Additions to property and equipment included in accounts payable and accrued liabilities	14	2
Share issue costs included in accounts payable and accrued liabilities	32	-
Initial recognition of right-of-use assets and lease liabilities	-	3,192
Reclassification of other liabilities to right-of use-assets	-	238

11	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2020.

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THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

12	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured senior notes, including the equity portion, as at May 31, 2021, was approximately $52,325 (Level 1) based on market quotes.

Share-based payment transactions

The fair value of the employee stock options are measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for a period equal to the expected life, weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The deferred stock units liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

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THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2021 and 2020

(in thousands of United States dollars)

13	Operating segments

The Company has a single operating segment. Over 94% (2020 – 97%) of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	For the six-month periods ended May 31,
	2021 $	2020 $

RxCrossroads	31,368	31,826
Others	1,849	1,055

	33,217	32,881

All of the Company’s non-current assets are located in Canada and Ireland, as is the Company’s head office. Of the Company’s non-current assets of $31,084, $29,810 as at May 31, 2021 are located in Canada and $1,274 are located in Ireland (November 30, 2020: $35,335, of which $34,006 were in Canada and $1,329 were in Ireland).

14	Subsequent event

Stock options

Between June 1, 2021 and July 13, 2021, 100,000 options were exercised and 100,000 common shares were issued for a cash consideration of $92.

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